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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 2 1 2019

Washington, DC

SEC FILE NUMBER
8- 32928

8-32928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Moody Capital Solutions, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

2458 Dunkerrin Lane
(No. and Street)

Atlanta   **GA**   **30360**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Rosenstein   **(770) 377-3556**
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC

(Name – if individual, state last, first, middle name)

2727 Paces Ferry Road, Suite 1680   **Atlanta**   **Georgia**   **30339**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, __Robert Rosenstein__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Moody Capital Solutions, Inc.__ , as

of __December 31__ , __2018__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

PRESIDENT

DIANA G HULL
NOTARY PUBLIC
Forsyth County
State of Georgia
My Comm. Expires Sept. 14, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Complete Financial Solutions, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2018

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Complete Financial Solutions, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2018

CONTENTS

FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firm

Statement of financial condition

Statement of operations

Statement of changes in stockholder's equity

Statement of cash flows

Notes to financial statements

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS:

Schedule I - Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission

Schedule II - Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission

Schedule III - Information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm – Exemption Compliance

Exemption Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Moody Capital Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moody Capital Solutions, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

March 15, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Complete Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS
Current assets:

Cash	$	23,972
Securities owned, at fair value		4,521
Total current assets		28,493

Property and equipment:

Equipment	1,383
Less: Accumulated depreciation	(1,345)
	38

Deferred income tax asset		17,095
	$	45,626

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:

Accounts payable and accrued expenses	$	1,550
Income tax payable		13,640
Total current liabilities		15,190

Stockholder's equity:

Preferred stock; $0.001 par value, 25,000,000 shares authorized, -0- shares issued and outstanding	-
Common stock; $1.00 par value, 50,000,000 shares authorized, 43 shares issued and outstanding	43
Contributed capital	117,083
Accumulated deficit	(86,690)
Total stockholder's equity	30,436

	$	45,626

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Complete Financial Solutions, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

REVENUES:		
Investment banking	$	886,605
Reimbursed expenses		5,324
Gain on property dividend to parent		6,067
Net loss on securities owned		(8,720)
Total revenues		889,276
EXPENSES:		
Commissions		734,013
Professional fees		25,014
Marketing and promotion		11,417
Regulatory fees and expenses		7,269
Management fees - parent		92,000
Other operating expenses		11,503
Total expenses		881,216
Net income before income taxes		8,060
INCOME TAXES:		
Current income tax expense		13,640
Deferred income tax benefit		(3,711)
NET LOSS	$	(1,869)

See notes to financial statements.

4

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Complete Financial Solutions, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

| | Common Stock | | Contributed | Accumulated | Total Stockholder's |
	Shares	Amount	Capital	Deficit	Equity
Balances, January 1, 2018	43	$ 43	$ 117,083	$ (42,197)	$ 74,929
Net loss	-	-	-	(1,869)	(1,869)
Stockholder dividends	-	-	-	(42,624)	(42,624)
Balances, December 31, 2018	43	$ 43	$ 117,083	$ (86,690)	$ 30,436

See notes to financial statements.

5

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Complete Financial Solutions, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(1,869)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized loss on securities owned		8,720
Gain on property dividend to stockholder		(6,067)
Depreciation expense		1,060
Changes in operating assets and liabilities:		
Commissions receivable		158,521
Deferred income tax asset		(3,711)
Accounts payable and accrued expenses		(1,880)
Commissions payable		(130,750)
Income tax payable		13,640
Net cash provided by operating activities		37,664
CASH FLOWS FROM FINANCING ACITIVIES:		
Dividends paid to stockholder		(27,000)
Net cash used in investing activities		(27,000)
NET CHANGE IN CASH		10,664
CASH, beginning of year		13,308
CASH, end of year	$	23,972
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Vehicles distributed to stockholder as dividend	$	(15,625)

See notes to financial statements.

6

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

1. Description of Business

Moody Capital Solutions, Inc. (the "Company") is a registered, non-carrying broker-dealer headquartered in the Atlanta, Georgia metropolitan area. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking and corporate finance consulting services with companies throughout the United States. Until March 31, 2018, the Company was a wholly-owned subsidiary of Moody Capital, LLC, a privately-held corporate finance consulting firm. Effective April 1, 2018, Complete Financial Solutions, Inc. ("CFSI") acquired all outstanding shares of the Company from Moody Capital, LLC in a stock purchase. CFSI is a publicly-traded financial services company with operations throughout the United States.

2. Summary of Significant Accounting Policies

Basis of Accounting/CFSI Acquisition
The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The Company elected to not use the option of pushdown accounting relating to the acquisition of its stock by CFSI as described in Note 1. In pushdown accounting, the separate financial statements of an acquiree reflect the new basis of accounting recognized and measured by the acquirer for the individual assets and liabilities of the acquiree. In addition, the terms of the acquisition resulted in no obligations on the part of the Company. Accordingly, the acquisition resulted in no effects to the basis of the Company's financial statements.

Revenue Recognition
Investment banking revenues are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

The Financial Accounting Standards Board ("FASB"), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under US GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Accounting Standards Update 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes success revenue upon completion of a success fee-based transaction. In addition, retainer revenue is recognized when the Company satisfies its performance obligations by transferring the promised services to its customers. The Company's performance obligations are satisfied at a point in time when the Company has determined that the customer obtains control over the promised services. The amount of retainer revenue recognized upon fulfillment of the aforementioned performance obligations without the consummation of a success fee-based transaction was $35,000, which is included in investment banking revenue in the accompanying statement of operations.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations, or related disclosures.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful life of the asset, which ranges from five to seven years.

Income Taxes
The Company is treated as a C-corporation for income tax purposes and files its income tax returns separately from that of its parent using the cash basis of accounting. Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company assesses the likelihood, based on their technical merit, that tax positions taken in its tax returns will be sustained upon examination of the facts, circumstances and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained in the event of an examination by a taxing authority and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through the date the financial statements were issued.

3. Securities Owned

The Company may acquire equity securities from corporate customers as compensation for its services. Securities owned are reported at fair value. Changes in unrealized gains and losses due to market price changes of shares held are included in current year earnings. Realized gains and losses from the sales of securities, in addition to unrealized gains and losses are reported together in the statement of operations as net gain or loss on securities owned. Fair values of the securities owned are based on quoted market sources.

4. Fair Value Measurements

US GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by US GAAP, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:
- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Investments as measured at fair value on a recurring basis by input type consisted of the following at December 31, 2018:

Description	Level 1	Level 2	Level 3
Common stock – small cap	$ 4,521	$ -0-	$ -0-

The Company had no assets or liabilities that were measured and recognized at fair value as of December 31, 2018 on a non-recurring basis.

5. Stockholder Dividends

During the three months ended March 31, 2018, the Company paid cash dividends of $10,000 and property dividends with an estimated fair value of $15,624 to Moody Capital, LLC, its sole stockholder during that period. The carrying value of the property was $9,557 at the time of the dividend, resulting in a recognized gain of $6,067.

During the nine months ended December 31, 2018, the Company paid cash dividends totaling $17,000 to CFSI, its sole stockholder during that period.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Complete Financial Solutions, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

6. Contingencies and Commitments

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2018 requiring contingent loss recognition.

7. Income Taxes

The Company had $17,095 of deferred income tax assets at December 31, 2018. Temporary differences giving rise to the deferred income tax assets in 2018 consist substantially of estimated future tax effects arising from net operating losses. The Company has available at December 31, 2018 a remaining unused operating loss carry-forward of approximately $69,000, which may be applied against future taxable income and which expires in 2037. The deferred tax assets at December 31, 2018 arose from the net operating loss carry-forwards. Due to the Company's acquisition in 2018, use of the operating loss carry-forward existing at the time of the acquisition is limited to approximately $9,000 per year. No allowance was recorded at December 31, 2018 against deferred tax assets, in that management believes the Company's taxable income in future periods will utilize all of the available loss carry-forward prior to its expiration.

The Company's income tax expense differs from the amount computed by applying the combined federal and state income tax rates to earnings before income taxes due to non-deductible items such as on unrealized loss on securities and meals and entertainment expenses.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions expected to be taken in the Company's tax return for the year ended December 31, 2018 or taken in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination.

8. Related Party Transactions

During the three months ended March 31, 2018, the Company paid Moody Capital, LLC, its parent company during this period, discretionary management fees totaling $92,000.

9. Concentration of Risk

Cash
The Company maintains its cash in a high credit quality bank. Balances at time may exceed federally insured limits.

Revenues
During the year ended December 31, 2018, 68% of investment banking revenue was derived from three Company customers.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Complete Financial Solutions, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

At December 31, 2018, the Company has net allowable capital of $12,625, which is $7,625 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 120.3% as of December 31, 2018.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Complete Financial Solutions, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	30,436
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		30,436
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Property and equipment, net		38
Deferred income tax asset		17,095
Other additions and/or allowable credits:		
Haircuts on securities		678
Net capital	$	12,625

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	1,013
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	7,625
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum		
dollar net capital requirement of reporting broker-dealer	$	6,625

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	15,190
Total aggregate indebtedness	$	15,190
Percentage of aggregate indebtedness to net capital		120.32

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of December 31, 2018)

Net capital, as reported in Company's Part IIA FOCUS report	$	26,265
Deductions and/or charges - income tax payable		(13,640)
Other additions and/or allowable credits		-
Net capital, per December 31, 2018 audited report, as filed	$	12,625

See auditors' report.

SCHEDULE II
MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Complete Financial Solutions, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III
MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Complete Financial Solutions, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Moody Capital Solutions, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Moody Capital Solutions, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Moody Capital Solutions, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Moody Capital Solutions, Inc. stated that Moody Capital Solutions, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Moody Capital Solutions, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moody Capital Solutions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 15, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

MOODY CAPITAL SOLUTIONS
MEMBER FINRA/SIPC

BROKER DEALERS ANNUAL EXEMPTION REPORT

Moody Capital Solutions, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Moody Capital Solutions, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

Robert Rosenstein
March 1, 2019

MOODY CAPITAL

PHONE   (770) 377-3556
EMAIL   rrosenstein@moodycapital.com
WEBSITE   Moodycapital.com